PRAXIS MUTUAL FUNDS

	   	    SECRETARY'S CERTIFICATE

	The undersigned hereby certifies that he is the duly elected
Assistant Secretary of Praxis Mutual Funds (the "Trust"), and that the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust, adopted the following resolution at a meeting at which a quorum was present on November 14, 2014:

RESOLVED, that, after taking into consideration all relevant factors concerning the fidelity bond covering the assets of the Trust, the Trustees, including a majority of the Independent Trustees, do, and they hereby have, approved the continuation of the fidelity bond.


Witness my hand this 15th day of December 2014.

					/s/ Mark E. Tuttle
					_____________________________
					Mark E. Tuttle
					Assistant Secretary